                                                                    Exhibit 20.1


                        FLEET CREDIT CARD MASTER TRUST II

                             SOLICITATION STATEMENT

                               Dated: May 28, 2003

      Fleet Credit Card Funding Trust hereby solicits consents to a proposed amendment of the Series 1999-C Supplement to the Amended and Restated Pooling and Servicing Agreement governing:

                       FLEET CREDIT CARD MASTER TRUST II

      Consents are solicited from the registered holders of:

      Class A 6.90% Asset Backed Certificates, Series 1999-C (Cusip No. 33901HAF0), and
      Class B 7.20% Asset Backed Certificates, Series 1999-C (Cusip No. 33901HAG8).

      Consent will also be requested from the holder of the Collateral Interest, Series 1999-C.

      Fleet Credit Card Funding Trust ("FCCF") is the transferor to the Fleet Credit Card Master Trust II (the "Trust").

      This solicitation is furnished by FCCF to holders of the Class A 6.90% Asset Backed Certificates, Series 1999-C (the "Class A Certificates") and the Class B 7.20% Asset Backed Certificates, Series 1999-C (the "Class B Certificates"). FCCF will also request the consent of the holder of the Collateral Interest, Series 1999-C (the "Collateral Interest").

      The Trust exists pursuant to the Amended and Restated Pooling and Servicing Agreement, dated as of December 1, 1993, as amended and restated as of January 1, 2002 (and as subsequently amended and supplemented, the "Agreement"), among Fleet Bank (RI), National Association ("Fleet (RI)"), as servicer, FCCF, as transferor and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee (the "Trustee").

      The Class A Certificates and the Class B Certificates together with the Collateral Interest (collectively, the "Investor Certificates") were issued pursuant to the Series 1999-C Supplement, dated as of November 3, 1999, (the "Supplement") to the Agreement.

      The Class A Certificates and the Class B Certificates were offered and sold publicly.

      The Collateral Interest was delivered to Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as indenture trustee (the "Indenture Trustee") under the Fleet Secured Note Trust 1999-C Indenture dated as of November 3, 1999 (the "Indenture"). The Collateral Interest is pledged to secure a series of notes issued under the Indenture (the "Secured Notes"). The Indenture Trustee is deemed to be the registered holder of the Collateral Interest and will consent only if so directed by the holders of the Secured Notes.

      FCCF proposes to amend the Supplement and is soliciting consents to the proposed amendment (the "Amendment"). The record date for determining the holders which are eligible to consent to the Amendment is the close of business on May 22, 2003. The date on which this solicitation statement is expected to be first sent to holders is May 29, 2003.

      The Amendment will not become effective unless we receive consents from the holders of not less than 66-2/3% of the Investor Amount. The "Investor Amount" means the outstanding principal amount of the Class A Certificates, the Class B Certificates and the Collateral Interest. As of the record date, the Investor Amount was $300,000,000 including $252,750,000 of Class A Certificates, $20,250,000 of Class B Certificates and $27,000,000 of Collateral Interest. The Amendment will be executed and delivered only if consents are received on or before the Solicitation Expiration Date, as defined below, from holders representing $200,000,000 or more of the Investor Amount.

      As noted above, the Indenture Trustee is deemed to be the registered holder of the Collateral Interest. As such, the Indenture Trustee is the entity entitled to consent or withhold consent with respect to the entire amount of the Collateral Interest. The Indenture Trustee has notified FCCF that the Indenture Trustee will consent to the Amendment or abstain from voting, as directed by the holders of the Secured Notes.

      In addition to seeking consents from the holders, we also have requested confirmation of existing credit ratings on the Class A Certificates, the Class B Certificates and the Secured Notes. The Amendment will not be executed and delivered unless we receive letters from each of Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and Fitch, Inc. ("Fitch") (collectively, the "Rating Agencies"), confirming that the Amendment will not result in a reduction or withdrawal of the ratings of the Class A Certificates or the Class B Certificates and letters from each of S&P and Fitch confirming that the Amendment will not result in a reduction or withdrawal of the ratings on the Secured Notes.

      The term "Solicitation Expiration Date" means, unless extended as provided in the next sentence, the earlier of (a) 5:00 p.m. New York City time on June 20, 2003 and (b) 5:00 p.m. New York City time on the date on which consents are obtained from holders of at least 66-2/3% of the Investor Amount. FCCF reserves the right to extend, at any time, the period during which consents will be received by making a public announcement of such extension not later than the close of business on the first business day following any previously announced Solicitation Expiration Date. FCCF may extend the solicitation period any number of times. If FCCF extends the solicitation period, the Solicitation Expiration Date will refer to the later date designated by FCCF.

      Only a registered holder of a Class A Certificate or a Class B Certificate on the record date or such holder's authorized legal representative or the Indenture Trustee as holder of the Collateral Interest may execute a consent. Giving a consent will not affect your right to transfer your Class A Certificates or Class B Certificates, however, such consent will be binding on all subsequent transferees of such certificates.

      As of the date of this solicitation statement, all of the Class A Certificates and Class B Certificates are registered in the name of a nominee of The Depository Trust Company ("DTC"). FCCF anticipates that DTC, as nominee holder of the Class A Certificates and Class B Certificates, will execute an omnibus proxy that will authorize its participants to execute consents with respect to the Class A Certificates and Class B Certificates owned by such DTC participants as specified on the DTC position listing as of the record date. Beneficial owners of Class A Certificates or Class B Certificates who hold their interests through a broker, dealer, bank or other nominee must contact that entity in order to give their consent to the Amendment. A letter of instruction is provided with this solicitation statement which may be used by a beneficial owner to give such instructions to the applicable broker, dealer, bank or other nominee.

      Any holder that executes a consent to the Amendment on the accompanying form may not revoke such consent.

      Any holder that opposes or abstains on the accompanying form may revoke such opposition or abstention and give its consent to the Amendment by executing and delivering such consent as instructed on the accompanying form at any time prior to the Solicitation Expiration Date.

      If a properly executed consent is returned with no instructions given with respect to the Amendment, the consent will be deemed to be in favor of the Amendment.

      Holders will have no rights of appraisal or similar dissenters' rights in the event that the Amendment is adopted.

GENERAL

      The Supplement currently provides that a pay out event will occur if the Net Portfolio Yield (as defined below) averaged over three consecutive months is less than the Base Rate (as defined below) averaged over the same three-month period. Such an event is referred to in this solicitation statement as a "Base Rate Pay Out Event."

      The Class A Certificates, the Class B Certificates and the Collateral Interest were issued on November 3, 1999. Since that date, as the London interbank offered rate ("LIBOR"), both the one-month and the three-month rates, has decreased, the Net Portfolio Yield has also decreased while the Base Rate has remained relatively constant due to the fixed rate coupon on the Class A Certificates and on the Class B Certificates. As a result, the likelihood of the occurrence of a Base Rate Pay Out Event has increased.

      "Net Portfolio Yield" means, for any month, the annualized percentage equivalent of a fraction, the numerator of which is the sum of (a) the amount of collections of finance charge receivables allocable to Series 1999-C for such month, after subtracting therefrom the amount of charged off principal receivables allocated to Series 1999-C, plus (b) certain other miscellaneous amounts and the denominator of which is the Investor Amount as of the last day of the preceding month.

      The "Base Rate" means, for any month, the annualized percentage equivalent of a fraction, the numerator of which is the sum of (a) the interest on the Class A Certificates, (b) the interest on the Class B Certificates, (c) the interest on the Collateral Interest and (d) the servicing fee allocated to Series 1999-C, and the denominator of which is the Investor Amount as of the last day of the preceding month.

      If implemented, the Amendment would, with certain exceptions and limitations, add the Excess Finance Charges which are allocated to Series 1999-C to the calculation of the Net Portfolio Yield when determining whether a Base Rate Pay Out Event has occurred. The Amendment, however, will not change the actual amount of any allocations made to Series 1999-C or to any other series.

YIELD, LOSSES AND PAYMENT RATES

      The primary variables which affect the Net Portfolio Yield are the amount of finance charge receivables generated by accounts designated to the Trust and the amount of principal receivables in such accounts which are charged off. Many factors and variables affect the amount of finance charge receivables which are generated and the amount of principal receivables which are charged off.

      One-month LIBOR has decreased from 5.04% per annum on November 1, 1999 to 1.31% on May 13, 2003. The decrease in the Net Portfolio Yield which has created the increased risk of a Base Rate Pay Out Event is primarily attributable to a reduction in LIBOR since the date of issuance of the Series 1999-C Certificates which has reduced the collections of finance charge receivables.

      For purposes of this solicitation statement, we use the term "gross portfolio yield" to refer to the yield resulting from the collection of finance charge receivables including interchange, recoveries and fees. Also, for purposes of this solicitation statement, we use the term "loss rate" to refer to the annualized percentage derived by dividing the amount of principal receivables which are charged off in a month by the Investor Amount as of the last day of the preceding month.

      Increases in loss rate also affect the calculation of Net Portfolio Yield. As shown in Annex A to this solicitation statement, the loss rates over the same period have fluctuated between a low of 5.20% to a high of 7.95%. Loss rates are affected by a number of factors and there is no assurance that loss rates will not increase in the future.

      The chart in Annex A shows the gross portfolio yield, the loss rate, the Net Portfolio Yield, the Base Rate, the Net Portfolio Yield minus the Base Rate and the Payment Rate for Series 1999-C for each of the months from November 1999 through April 2003.

THE AMENDMENT

      A form of the Amendment is attached to this solicitation statement as Annex C. The Amendment, if implemented, would not change the allocation of collections of finance charge receivables to Series 1999-C or change the amount of Excess Finance Charges which would be allocated to Series 1999-C. It would only affect the determination of whether a Base Rate Pay

Out Event has occurred. The sole purpose of the Amendment is to reduce the likelihood of the occurrence of a Base Rate Pay Out Event.

      Series 1999-C is one series out of numerous series issued by the Trust under the Agreement. Each series is issued under a separate series supplement to the Agreement.

      On a monthly basis, collections of finance charge receivables in the Trust are allocated among the series based upon the principal amount of each such series. Each series supplement specifies the purposes for which the collections of finance charge receivables allocated to that series are to be used and provides that any excess shall constitute Excess Finance Charges.

      "Excess Finance Charges" means, for any series and for each distribution date, the difference between the finance charge receivables collected and allocated to that series and the amount required to be paid from such allocation, and for the Trust, means the aggregate amount of Excess Finance Charges for all series. Generally, for each series, the collections of finance charge receivables allocated to that series are to be used to pay interest and servicing fees, to cover charged off principal receivables and to make deposits to reserve accounts, if any. In addition, for series which include a spread account or note reserve account, when deposits are required to be made to such account, such deposits are funded from the collections of finance charge receivables allocated to the series thereby reducing the amount of aggregate Excess Finance Charges for the Trust.

      For each series in which the allocation of collections of finance charge receivables is less than the amounts required, a shortfall occurs (a "Finance Charge Shortfall").

      On each distribution date, Excess Finance Charges are aggregated and allocated among those series which have Finance Charge Shortfalls based upon the amount of the shortfall.

      Approximately 67% of the outstanding series issued by the Trust have floating interest rates indexed to LIBOR and the interest rates on such series have decreased as LIBOR has decreased. Certain other series have fixed interest rate certificates at rates substantially below the rates of Series 1999-C. Primarily because of the low interest rates on other series, the amount of collections of finance charge receivables which are allocated to those series each month currently exceed the amounts required to be paid from such allocations, thus resulting in Excess Finance Charges. Such Excess Finance Charges from other series are currently available, if needed, to cover Finance Charge Shortfalls for Series 1999-C. Any such Excess Finance Charges allocated to Series 1999-C, however, while currently available to make payments under the Agreement, are not currently taken into consideration when determining whether a Base Rate Pay Out Event has occurred.

      The Net Portfolio Yield was 8.82% for the month of April 2003. The Net Portfolio Yield averaged over the months of February, March and April 2003 was 9.16%. The Base Rate averaged over the same three-month period was 8.50%. If the Net Portfolio Yield averaged over three consecutive months is less than the Base Rate averaged over the same three-month period, a Base Rate Pay Out Event will occur.

      Despite the reduction in the Net Portfolio Yield, sufficient Excess Finance Charges are currently available to make all payments of interest on the Class A Certificates, the Class B Certificates and the Collateral Interest and to meet all other obligations related to Series 1999-C as well as other series.

      The table in Annex B shows, for each of the 12 months ended April 2003, the aggregate amount of Excess Finance Charges for the Trust. There have been no Finance Charge Shortfalls.

      In light of these factors, the proposed Amendment would have the effect of reducing the likelihood that a Base Rate Pay Out Event would arise from a further reduction in the Net Portfolio Yield and, therefore, reduce the likelihood of early repayment of principal on the Class A Certificates, the Class B Certificates and the Secured Notes.

      Absent the Amendment, a Base Rate Pay Out Event could occur at a time when cash flows on the receivables assigned to the Trust would still be sufficient to support the ultimate payment of principal and full and timely payment of interest on the Class A Certificates, the Class B Certificates and the Secured Notes to the degree consistent with the ratings currently assigned by the Rating Agencies.

      The Amendment revises the calculations used in determining whether a Base Rate Pay Out Event has occurred. If the Amendment becomes effective, a Base Rate Pay Out Event will occur only when the (i) Net Portfolio Yield plus the Yield from Excess Finance Charges (as defined below) averaged over three consecutive Monthly Period is less than (ii) the Base Rate averaged over the same period.

      As used in the Amendment, the "Yield from Excess Finance Charges" for each month means, (x) the annualized percentage equivalent of a fraction, the numerator of which is equal to the Excess Finance Charges allocated to Series 1999-C for that month and the denominator of which is the Investor Amount as of the last day of the preceding month or (y), if any of the events describe below have occurred, 0%.

      Under the Amendment, the Yield from Excess Finance Charges would be 0% and, in effect, the calculation of whether a Base Rate Pay Out Event has occurred would be made as if the Amendment had not occurred if:

      (i) any other Series 1999-C pay out event has occurred;

      (ii) any pay out event has occurred for any other series;

      (iii) a servicer default has occurred; or

      (iv) the Base Rate exceeds the Net Portfolio Yield by more than 2.00%.

      The Amendment will not change the actual amount of any allocations made to Series 1999-C or to any other series. The same amount of collections of finance charge receivables and of principal receivables will be allocated to Series 1999-C as if the Amendment had not occurred and the same amount of Excess Finance Charges will be allocated to Series 1999-C as if the Amendment had not occurred. No other pay out events will be affected or limited and no other provisions of the documents will be affected. The only difference will be that in determining whether a Base Rate Pay Out Event has occurred, Excess Finance Charges if available to make required Series 1999-C payments will, with certain exceptions and limitations, be taken into account consistent with the actual allocations under the existing Agreement. The exceptions and limitations are to protect the holders of the Class A Certificates, the Class B Certificates and the Secured Notes by providing that if other adverse events are occurring with respect to the Trust, such as a pay out event for another series, then, the Amendment will not operate to prevent a Base Rate Pay Out Event from occurring for Series 1999-C.

ADVANTAGES OF THE AMENDMENT

      The Amendment will reduce the likelihood of a Base Rate Pay Out Event occurring, thereby decreasing the likelihood that principal will be repaid to you prior to the expected final distribution date. As a result, you will be less likely to need to reinvest early distributions of principal, at prevailing interest rates that are currently significantly lower than the rates applicable to the Class A Certificates and the Class B Certificates. In the absence of a pay out event, interest will continue to accrue and be paid to the holders of the Class A Certificates and the Class B Certificates at the current fixed rates until the expected final distribution date.

      The proposed Amendment has been reviewed by the Rating Agencies, each of which has indicated that adoption of the Amendment will not adversely affect its ratings of the Class A Certificates, the Class B Certificates or the Secured Notes. Thus, the holders of the Class A Certificates and the Class B Certificates would continue to hold certificates with the same ratings as those currently assigned, but with a reduced likelihood of early distributions of principal.

DISADVANTAGES OF THE AMENDMENT

      The effect of the Amendment could be to delay or prevent the occurrence of a Base Rate Pay Out Event resulting from a decline in Net Portfolio Yield. Net Portfolio Yield is calculated as described above based primarily upon two variables: (1) collections of finance charge receivables allocable to Series 1999-C and (2) the amount of charged off principal receivables allocable to Series 1999-C. If the Amendment is implemented, a decline in collections of finance charge receivables or an increase in the amount of charged off principal receivables that, in the absence of the Amendment, would have resulted in a Base Rate Pay Out Event and an early payment of your principal may not result in such a Base Rate Pay Out Event and, as a consequence, you may incur a loss that could have been avoided if the Amendment had not been executed.

IF A BASE RATE PAY OUT EVENT OCCURS

      If a Base Rate Pay Out Event occurs, monthly distributions of principal to holders of the Class A Certificates would begin on the first distribution date following the month in which such Base Rate Pay Out Event occurred, even though the expected principal payment date of the Class A Certificates is October 15, 2004. Holders of the Class B Certificates would begin receiving monthly distributions of principal after the Class A Certificates were repaid in full, even though the expected principal payment date of the Class B Certificates is also October 15, 2004.

      If a Base Rate Pay Out Event were to occur, an amount equal to Series 1999-C's allocable share of the collections of principal receivables in accounts designated to the Trust would be paid on each distribution date until the full principal amount of the Class A Certificates, the Class B Certificates and the Collateral Interest were paid in full.

      If a pay out event were to occur, Series 1999-C's allocable share of the collections of principal receivables would be determined on the basis of the principal amount of the Class A Certificates, Class B Certificates and the Collateral Interest outstanding at the time the pay out event occurred and the total amount of principal receivables in the Trust.

      If a pay out event were to occur, only the collections of principal receivables allocated to Series 1999-C would be available to pay principal on Series 1999-C. No collections of principal receivables allocated to any other series would be available to make such payments.

RATING AGENCY CONFIRMATION

      Each Rating Agency has indicated that adoption of the proposed Amendment will not result in a reduction of its respective ratings of the Class A Certificates, which are currently rated "AAA" by S&P and Fitch and "Aaa" by Moody's, the Class B Certificates, which are currently rated "A" by S&P and Fitch and "A1" by Moody's or the Secured Notes which are currently rated "BBB" by S&P and Fitch.

      The effectiveness of the Amendment will be subject to the receipt of letters from each of the Rating Agencies confirming such ratings.

FEDERAL INCOME TAX CONSIDERATIONS

      FCCF believes that under applicable current Treasury Regulations the adoption of the Amendment would not be a "significant modification" to the terms of the Class A and B Certificates, the Collateral Interest or the Secured Notes. As a result, a holder of a Class A Certificate, Class B Certificate or a Secured Note would not recognize gain or loss as a result of the Amendment, and future tax consequences to holders would be the same as if the Amendment had not been adopted.

      However, no ruling is being requested from the Internal Revenue Service (the "IRS") regarding the tax consequences of the Amendment. As a result, no assurance can be given that the IRS or a court would not disagree with this position. Moreover, the Amendment might have other tax consequences to particular holders of a Class A Certificate, Class B Certificate or a Secured
Note in light of their own circumstances. As a result, the above discussion is intended for general information only, and holders of the Class A Certificates, the Class B Certificates and the Secured Notes should consult their own tax advisors in determining the federal, state, local and other tax consequences of the Amendment.

CONSENTS

      The Amendment will not be implemented unless the Trustee receives consents from holders representing not less than 66-2/3% of the aggregate Investor Amount including the Class A Certificates, the Class B Certificates and the Collateral Interest.

      As of the record date, the Investor Amount was $300,000,000 including $252,750,000 of Class A Certificates, $20,250,000 of Class B Certificates and $27,000,000 of Collateral Interest. Accordingly, consents representing at least $200,000,000 of the Investor Amount will be required.

      The holder of the Collateral Interest is Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Indenture Trustee for the Secured Notes. The Indenture Trustee will act at the direction of the holders of the Secured Notes.

      All of the Class A Certificates, the Class B Certificates and the Secured Notes are registered in the name of Cede & Co., whose address is 55 Water Street, New York, New York 10041. Cede & Co. is the nominee name of DTC which is a securities depositary engaged in, among other things, the business of effecting computerized book-entry transfers of securities deposited with its participants, which are financial institutions such as brokerage firms and banks.

PROCEDURE FOR CONSENT

      Persons who are registered holders on the record date should complete, sign and date the accompanying consent in accordance with the instructions set forth therein and deliver, by mail, by hand or by telecopy, the consent to the information agent, GBR Information Services (the "Information Agent"), as follows:

                            GBR Information Services
                              Bowling Green Station
                                   P.O.Box 76
                               New York, NY 10274
                            Telephone: (212) 644-1772
                               Fax: (212) 937-3653
                         E-mail: info@gbrinformation.com

      If you wish to obtain additional copies of the solicitation materials, please telephone 212-644-1772.

      If you have any questions regarding the solicitation materials, please telephone Jeffrey A. Lipson, Vice President of Fleet Credit Card Funding Trust, at 215-444-6956.

      Only a registered holder of a Class A Certificate or a Class B Certificate on the record date, or the holder's authorized legal representative, may execute a consent. Any beneficial owner which holds certificates through a broker, dealer, bank or other nominee must contact that entity in order to give its consent with respect to the Amendment. A letter of instruction is provided along with this solicitation statement which may be used by a beneficial owner to give such instructions to the applicable broker, dealer, bank or other nominee.

      If a consent relates to fewer than all of the Class A Certificates or Class B Certificates registered in the name of the holder providing a consent, such holder must indicate on the consent the aggregate principal dollar amount of the certificates to which the consent relates. Otherwise the consent will be deemed to relate to all of the Class A Certificates or Class B Certificates registered in the name of such holder at the close of business on the record date.

      The Information Agent will calculate the aggregate principal dollar amount of the Class A Certificates and Class B Certificates it receives which consent to the Amendment and will certify such amount to the Trustee.

      All questions as to the validity, form, eligibility -- including time of receipt -- and the acceptance of consents will be resolved by the Trustee, in its sole discretion, and the determination of the Trustee shall be binding. The Trustee reserves the absolute right to reject all consents that are not in proper form or the acceptance of which could, in the opinion of the Trustee's counsel, be unlawful. The Trustee also reserves the right to waive any irregularities or conditions of delivery as to particular consents. Unless waived, any irregularities in connection with the deliveries must be cured within such time as the Trustee determines. None of the Trustee, the Information Agent, FCCF, Fleet (RI) or any other person will be under any duty to give notification of any such irregularities or waiver. Deliveries of such consents will not be deemed to have been properly made until such irregularities have been cured or waived.

REVOCATION OF CONSENTS

      Any person who gives its consent to the Amendment may not revoke such consent.

      Any person who opposes or abstains with respect to the Amendment on the accompanying form may revoke such opposition or abstention and give its consent to the Amendment by delivering such consent on the accompanying form in accordance with the procedures described above at any time prior to the Solicitation Expiration Date.

      IF A PROPERLY EXECUTED CONSENT IS RETURNED WITH NO INSTRUCTIONS GIVEN WITH RESPECT TO THE AMENDMENT, THE CONSENT WILL BE DEEMED TO BE IN FAVOR OF THE AMENDMENT.

EFFECTIVE DATE OF AMENDMENT

      FCCF, Fleet (RI) and the Trustee intend to execute the Amendment as soon as practicable after the Solicitation Expiration Date if the requisite number of consents are obtained and written confirmations from the Rating Agencies are received. After the Amendment becomes effective, it will bind all holders of the Class A Certificates, the Class B Certificates and the Collateral Interest whether or not they consented to the adoption of the Amendment.

OTHER MATTERS

      Directors, officers and employees of FCCF may engage in further solicitation of consents by wire, mail or telephone or in person, without compensation other than reimbursement of expenses.

      All costs of the solicitation will be borne by FCCF. FCCF will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this solicitation statement and the consent and any related documents to the beneficial owners of the certificates held of record by such persons and in forwarding consents to their customers.

      Fleet Credit Card Funding Trust's address is:

                            300 North Wakefield Drive
                               Suite DE EH 60002 P
                             Newark, Delaware 19707

      Communications with FCCF should be directed to:

                                Jeffrey A. Lipson
                                 Vice President
                         Fleet Credit Card Funding Trust
                                       c/o
                      Fleet Bank (RI), National Association
                             Mail Stop: PA EH 06601H
                               680 Blair Mill Road
                                Horsham, PA 19044
                             Telephone: 215-444-6956

      CONSENTS SHOULD BE DELIVERED, MAILED OR TELECOPIED ONLY TO THE INFORMATION AGENT AT THE ADDRESS AS SET FORTH ABOVE UNDER THE CAPTION "PROCEDURE FOR CONSENT." UNDER NO CIRCUMSTANCES SHOULD CONSENTS BE MAILED TO FCCF.

INCORPORATION OF OTHER DOCUMENTS

      We incorporate the following information into this solicitation statement by reference:

      Fleet Credit Card Funding Trust's Current Reports on Form 8-K filed with the Securities and Exchange Commission for each of the months commencing with May 2002 through April 2003 each of which contain Monthly Certificateholder's Statements for the Fleet Credit Card Master Trust II Series 1999-C Class A Certificates and Class B Certificates.

REQUEST FOR CONSENTS

      PLEASE INDICATE YOUR CONSENT BY EXECUTING THE ENCLOSED CONSENT FORM AND RETURNING IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR BY TELECOPY. YOUR FAILURE TO ACT WILL HAVE THE SAME EFFECT AS IF YOU HAD VOTED AGAINST THE AMENDMENT.

                                                                         ANNEX A

                        FLEET CREDIT CARD MASTER TRUST II
                                  Series 1999-C

                  GROSS                                                     NET PORTFOLIO
                PORTFOLIO                   NET PORTFOLIO                    YIELD MINUS       PRINCIPAL
    MONTH         YIELD       LOSS RATE         YIELD          BASE RATE      BASE RATE      PAYMENT RATE
----------------------------------------------------------------------------------------------------------
*   Nov-99      18.93%         6.35%           12.58%           7.72%           4.86%          10.04%
    Dec-99      19.54%         5.90%           13.64%           9.06%           4.58%          10.32%
    Jan-00      19.14%         6.35%           12.79%           8.87%           3.92%          10.22%
    Feb-00      19.03%         6.31%           12.72%           8.90%           3.82%          10.21%
    Mar-00      19.32%         6.14%           13.18%           9.00%           4.18%          11.22%
    Apr-00      18.44%         6.33%           12.11%           8.90%           3.21%          10.42%
    May-00      19.58%         6.42%           13.16%           9.00%           4.16%          11.42%
    Jun-00      19.50%         6.01%           13.49%           9.04%           4.45%          11.58%
    Jul-00      19.34%         5.70%           13.64%           8.97%           4.67%          10.73%
    Aug-00      20.35%         6.00%           14.35%           9.01%           5.34%          11.47%
    Sep-00      17.51%         5.20%           12.31%           9.01%           3.30%          9.83%
    Oct-00      20.68%         5.93%           14.75%           8.99%           5.76%          11.08%
    Nov-00      19.05%         5.79%           13.26%           8.99%           4.27%          10.62%
    Dec-00      18.93%         5.28%           13.65%           9.04%           4.61%          10.27%
    Jan-01      19.41%         6.73%           12.68%           8.92%           3.76%          10.60%
    Feb-01      18.05%         5.97%           12.08%           8.85%           3.23%          9.71%
    Mar-01      20.86%         6.22%           14.64%           8.89%           5.75%          11.37%
    Apr-01      19.48%         6.91%           12.57%           8.83%           3.74%          11.14%
    May-01      18.63%         7.43%           11.20%           8.78%           2.42%          10.99%
    Jun-01      16.92%         7.08%           9.84%            8.77%           1.07%          10.77%
    Jul-01      18.98%         7.95%           11.03%           8.74%           2.29%          11.41%
    Aug-01      19.16%         7.88%           11.28%           8.76%           2.52%          12.11%
    Sep-01      17.54%         6.90%           10.64%           8.68%           1.96%          10.31%
    Oct-01      18.24%         6.30%           11.94%           8.63%           3.31%          11.74%
    Nov-01      17.37%         5.53%           11.84%           8.60%           3.24%          11.61%
    Dec-01      17.30%         6.25%           11.05%           8.55%           2.50%          11.72%
    Jan-02      17.37%         5.99%           11.38%           8.56%           2.82%          12.19%
    Feb-02      15.73%         6.19%           9.54%            8.54%           1.00%          11.36%
    Mar-02      18.54%         6.47%           12.07%           8.57%           3.50%          13.65%
    Apr-02      16.23%         6.90%           9.33%            8.56%           0.77%          12.44%
    May-02      16.62%         6.53%           10.09%           8.58%           1.51%          13.25%
    Jun-02      16.34%         6.42%           9.92%            8.54%           1.38%          12.28%
    Jul-02      17.10%         6.84%           10.26%           8.57%           1.69%          12.30%
    Aug-02      17.17%         5.74%           11.43%           8.57%           2.86%          12.73%
    Sep-02      17.08%         6.20%           10.88%           8.55%           2.33%          12.18%
    Oct-02      17.96%         6.13%           11.83%           8.56%           3.27%          12.91%
    Nov-02      15.64%         6.00%           9.64%            8.52%           1.12%          11.67%
    Dec-02      16.67%         6.43%           10.24%           8.52%           1.72%          12.60%
    Jan-03      15.58%         6.47%           9.11%            8.54%           0.57%          12.45%
    Feb-03      15.12%         6.62%           8.50%            8.49%           0.01%          11.51%
    Mar-03      17.59%         7.42%           10.17%           8.50%           1.67%          13.45%
    Apr-03      16.19%         7.37%           8.82%            8.51%           0.31%          12.32%

* Percentages calculated on an annualized basis.

                                                                         ANNEX B

                    Table of Aggregate Excess Finance Charges

                                                                    AMOUNT OF
                                                                  EXCESS FINANCE
MONTH                                                                CHARGES
--------------------------------------------------------------------------------
May 2002......................................................    40,714,181.87
June 2002.....................................................    47,497,854.14
July 2002.....................................................    44,591,211.04
August 2002...................................................    53,514,692.18
September 2002................................................    50,262,074.09
October 2002..................................................    56,903,071.47
November 2002.................................................    44,082,367.68
December 2002.................................................    54,606,879.96
January 2003..................................................    41,090,623.60
February 2003.................................................    34,256,741.38
March 2003....................................................    49,189,481.23
April 2003....................................................    35,435,396.85

                                                                         ANNEX C

                              AMENDMENT NUMBER TWO
                                       TO
                            SERIES 1999-C SUPPLEMENT

         THIS AMENDMENT NUMBER TWO (this "Amendment") dated as of __________, 2003, amends that SERIES 1999-C SUPPLEMENT dated as of November 3, 1999 as previously amended by the Fleet Credit Card Master Trust II Amendment to Series Supplements dated as of January 1, 2002 (the Series 1999-C Supplement, as amended, the "Supplement").

         The Supplement and this Amendment are by and among FLEET CREDIT CARD FUNDING TRUST, a Delaware statutory trust, as Transferor (the "Transferor"), FLEET BANK (RI), NATIONAL ASSOCIATION, a national banking association, as Servicer (the "Servicer") and DEUTSCHE BANK TRUST COMPANY AMERICAS (formerly Bankers Trust Company), a New York banking corporation, as Trustee (the "Trustee").

         The Supplement creates and sets forth the terms of a Series of Investor Certificates known as "Fleet Credit Card Master Trust II, Series 1999-C." The Series of Investor Certificates created by the Supplement were issued in two Classes. The first Class is known as the "Class A 6.90% Asset Backed Certificates, Series 1999-C" and the second Class is known as the "Class B 7.20% Asset Backed Certificates, Series 1999-C." In addition, a third Class of interests in the Trust known as the "Collateral Interest, Series 1999-C" was created which, except as expressly provided in the Supplement, is deemed to be an "Investor Certificate" for all purposes under the Supplement and the Agreement (as defined in the following paragraph).

         The Supplement supplements that Amended and Restated Pooling and Servicing Agreement dated as of December 1, 1993 and amended and restated as of January 1, 2002 and as further amended by the Amendment Number 1 dated as of April 1, 2002 (the Amended and Restated Pooling and Servicing Agreement, as so amended, the "Pooling and Servicing Agreement") which is among the Transferor, the Servicer and the Trustee.

         Terms used in this Amendment and not defined herein shall have the meaning assigned to such terms in the Supplement or, if not defined in the Supplement, shall have the meaning assigned to such terms in the Pooling and Servicing Agreement.

                                    RECITALS

         WHEREAS, the Transferor and the Servicer wish to amend the Supplement as provided in this Amendment in accordance with Section 13.01 of the Pooling and Servicing Agreement and the Trustee is willing to consent to such amendment upon the terms provided herein.

         NOW THEREFORE, in consideration of the premises and agreements contained herein, the parties hereto agree as follows:

         SECTION 1. Amendment to Section 6.1 of the Supplement. Clause (d) of
Section 6.1 of the Supplement is hereby amended and restated in its entirety to read as follows:

            (d) the (i) Net Portfolio Yield plus the Yield from Excess Finance Charges averaged over three consecutive Monthly Periods is less than (ii) the Base Rate averaged over such period; provided that, for purposes of this clause (d) the "Yield from Excess Finance Charges" shall mean, with respect to each Monthly Period, (x) the annualized percentage equivalent of a fraction, the numerator of which is equal to the Excess Finance Charges allocated to Series 1999-C with respect to such Monthly Period and the denominator of which is the Investor Amount as of the last day of the preceding Monthly Period or (y) 0% for each of the Monthly Periods in the calculation period if any other Pay Out Event has occurred with respect to Series 1999-C, any Pay Out Event has occurred with respect to any other Series in Group One, a Servicer Default has occurred or the Base Rate exceeds the Net Portfolio Yield by more than 2.00% for any of such three Monthly Periods.

      SECTION 2. Supplement in Full Force and Effect as Amended. Except as specifically amended hereby, all of the terms and conditions of the Supplement shall remain in full force and effect. All references to the Supplement in any other document or instrument shall be deemed to mean such Supplement as amended by this Amendment. This Amendment shall not constitute a novation of the Supplement, but shall constitute an amendment thereof. The parties hereto agree to be bound by the terms and obligations of the Supplement, as amended by this Amendment, as though the terms and obligations of the Supplement were set forth herein.

      SECTION 3. Counterparts. This Amendment may be executed in any number of counterparts and by separate parties hereto on separate counterparts, each of which when executed shall be deemed an original, but all such counterparts taken together shall constitute one and the same instrument.

      SECTION 4. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Supplement to be duly executed by their respective authorized officers as of the day and year first above written.

                                        FLEET BANK (RI), NATIONAL ASSOCIATION,
                                        Servicer

                                        By:   _________________________________
                                              Name:
                                              Title:


                                        FLEET CREDIT CARD FUNDING TRUST,
                                        Transferor

                                        By:   _________________________________
                                              Name:
                                              Title:


                                        DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                        (formerly Bankers Trust Company), not
                                        in its individual capacity, but solely
                                        as Trustee

                                        By:   _________________________________
                                              Name:
                                              Title: